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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 AND ENDING 03/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Garbacz Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 Craig Road, Suite 104
(No. and Street)

St. Louis (City) MO (State) 63141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Garbacz 314-991-1303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyd, Franz & Stephans LLP, CPA's
(Name – *if individual, state last, first, middle name*)

999 Executive Parkway, Suite 301 (Address) St. Louis (City) MO (State) 63141 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 29 2014
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

"Public"

CP 6/2/14

OATH OR AFFIRMATION

I, Joseph Garbacz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Garbacz Group, Inc., as of March 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRES.

Title

Notary Public

"NOTARY SEAL"
Laura M. Marsh, Notary Public
Warren County, State of Missouri
My Commission Expires 6/3/2014
Commission Number 10432644

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE GARBACZ GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5

FOR THE YEAR ENDED
MARCH 31, 2014

Boyd, Franz & Stephans, LLP

Certified Public Accountants

The GARBACZ GROUP, Inc.
Member FINRA/SIPC

655 Craig Road Suite 104
Saint Louis, Missouri 63141
314.991.1303 ph
314.991.1505 fx
eMail: laura@garbaczgroup.com

Laura M. Marsh
Operations Manager

THE GARBACZ GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5

FOR THE YEAR ENDED
MARCH 31, 2014

Available For Public Inspection

Boyd, Franz & Stephans LLP

Certified Public Accountants

999 Executive Parkway
Suite 301
St. Louis, Missouri 63141
314/576-7400
Fax 314/576-3770
www.bfsllp.com

John P. Nanos, CPA
Stephen M. King, CPA
Michael P. Siebert, CPA

May 9, 2014

To the Shareholders and
Board of Directors
The Garbacz Group, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of The Garbacz Group, Inc., (a Missouri Corporation) as of March 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The Garbacz Group, Inc. as of March 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Boyd, Franz & Stephans LLP

Boyd, Franz & Stephans LLP
Saint Louis, Missouri
May 9, 2014

THE GARBACZ GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2014

Statement No. 1

ASSETS

Cash and cash equivalents			$	234,543
Commissions receivable				74,714
Temporary investments, at market (Note 3)				25,824
Property, furniture, equipment and leasehold improvements - net of accumulated depreciation of $76,159				7,769
Other assets:				
Deposit	$	25,000		
Prepaid expenses		1,610		26,610
Total assets			$	369,460

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:				
Accounts payable			$	3,259
Accrued profit sharing plan contribution (Note 8)				13,793
Accrued salaries				2,878
Accrued payroll taxes payable				684
Accrued income taxes payable				20,477
Total liabilities			$	41,091
Stockholders' equity:				
Common stock, authorized 100,000 shares, issued and outstanding 25,000 shares	$	25,000		
Retained earnings		303,369		328,369
Total liabilities and stockholders' equity			$	369,460

See Notes to Statement of Financial Condition.

NOTE 1 - DESCRIPTION OF BUSINESS:

The Garbacz Group, Inc., a Missouri corporation, was organized in 1990 for the purpose of providing broker-dealer services to its customers. The Company services the Midwest region of the United States and sells stocks and bonds, variable and fixed annuities and mutual funds.

The Company is a registered broker-dealer in securities that introduces its customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities as broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers and does not otherwise carry proprietary or customer accounts.

NOTE 2 – CONCENTRATIONS OF CREDIT RISK:

The Company maintains its cash deposits in various financial institutions, which sometimes include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES:

Security transactions and related commission revenue and expense are recorded on a trade date basis. Acting as an agent, the Company may buy and sell securities on behalf of its customers. In return for such services, the Company charges a commission. Each time customers enter into a buy or sell transaction, a commission is earned by the Company for its selling and administration efforts.

The Company records temporary investments at market and the unrealized gain/loss is reflected on the books.

Fixed assets are carried at cost, less accumulated depreciation computed using both the straight-line and accelerated methods. Depreciation for the year ended March 31, 2014, is $12,689. Fixed assets are depreciated as follows:

	Estimated Useful Life	Cost	Depreciation
Equipment, Furniture and Fixtures	3-7 Years	$ 83,928	$ 76,159

Commissions payable are current obligations to brokers resulting from the buying and selling of securities and annuities to customers in the ordinary course of business.

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company's policy is to expense non-direct response advertising costs when incurred. The total advertising costs charge to expense for the year ended March 31, 2014, was $470. The Company does not utilize direct-response advertising and, accordingly, no provision for capitalizing these costs have been made.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES: (Continued)

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance sheet risk, are carried at market or fair values or are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. These estimates do not generally reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument.

NOTE 4 – INCOME TAXES:

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2010.

Deferred income taxes result from differences in the timing of revenue and expense recognition for tax purposes and financial reporting purposes.

NOTE 5 – NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2014, the Company had net capital and net capital requirements of approximately $254,012 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital is .16 to 1.00.

NOTE 6 – RESERVE REQUIREMENTS:

The Company is exempt from the reserve requirements of the Securities and Exchange Act of 1934, per section (K)(2)(ii) of Rule 15c3-3.

NOTE 7 – LEASES:

In May 2012, the Company renewed its lease agreement commencing July 1, 2012, through June 30, 2015. In the normal course of business, operating leases are generally renewed or replaced by other leases. Required yearly payments are as follows:

2015	$ 23,904
2016	23,904
2017	23,904
2018	23,904
2019	23,904
	$ 119,520

NOTE 8 – SIMPLIFIED EMPLOYEE PENSION PLAN:

Effective for the year ending March 31, 1997, the Company established a Simplified Employee Pension Plan which covers all eligible employees. A contribution of $13,793 was made for the current year.

NOTE 9 – FAIR VALUE MEASUREMENT:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to assess.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At March 31, 2014, the Company did not have any level 2 or level 3 inputs.

NOTE 10 – SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through May 9, 2014, the date which the Financial Statements were issued.

NOTE 11 – COMMITMENTS AND CONTINGENCIES:

The Company has no commitments or contingencies that require disclosure through May 9, 2014, the date of the Independent Auditor's Report.